

July 1, 2020

Mireille Samson
Chief Executive Officer
Advanced Bio-Oil Technologies Ltd.
999 18th Street, Suite 3000
Denver, CO 80202

   Re: Advanced Bio-Oil Technologies Ltd.
     Post-qualification Amendment No. 2 to
     Offering Statement on Form 1-A
     Filed June 8, 2020
     File No. 024-10700

Dear Ms. Samson:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment Filed June 8, 2020

Item 3. Summary and Risk Factors
Summary
Item 1. Business, page 1

1. Revise the summary to clarify the nature of your business. In this filing and historically, you have focused on your bio-oil business. To this end, we note that your graphs in the introductory pages are outdated, including projections for 2018. As a shift from that business, you have provided some disclosure, for example on page 34, that your "relationship with Zollaris involves cannabis sales and services and medical cannabis and CBD research facilities, as well as the production of hand sanitizers and masks for use during the COVID-19 pandemic and beyond." We note from page 36 that the face masks will be "antiviral and antibacterial." Please revise accordingly.

2. Highlight in the summary that the common stock sold through this offering circular, with only one vote per share, will have no ability to control the company where there are 28,500,000 shares of "convertible preferred class A" preferred stock outstanding, which has 10 votes per share.

Risk Factors, page 8

3. In the risk factor on page 15 and in the notes to the beneficial ownership table on page 57, you state that you have sold 388,620 shares of common stock, and 28,500,000 shares of preferred stock. On page 52, you disclose you received proceeds of $101,960 from the sale of common stock. In Part I of your Form 1-A, you disclose there are no shares of common stock outstanding, but in Item 4 you disclose the 388,620 share outstanding. We note from your crowdfunding site that you have raised $2,000,000 in funding from "other" sources and $300,000 in equity funding. Please explain and revise the relevant disclosure throughout your document accordingly.

Item 5. Plan of Distribution and Selling Securityholders, page 32

4. Revise this section to disclose that you are offering the securities online, as reflected in your crowdfunding site. We note that as of June 25, 2020, there were 97 days remaining in your offer period.

Item 6. Estimated Use of Proceeds to Issuer, page 33

5. We note this disclosure is inconsistent with the Use of Proceeds disclosed on your crowdfunder site. We note from your marketing materials that you plan to use the funds towards two letters of intent totaling $14 million towards acquisitions, plus additional amounts towards equipment, laboratories, and licenses to produce cannabis and hemp in various locations. Please revise your disclosure as appropriate. You should also revise to disclose how you would allocate proceeds among your specified uses if you were to receive less than the maximum amount of proceeds in the offering. Please consider disclosing these uses assuming you raise 25%, 50%, and 75% of the maximum offering amount

Item 7. Description of Business, page 33

6. Please expand this section to discuss the effect of existing or probable governmental regulation on your business. In this regard, we note your planned operations involving cannabis. Refer to Item 7(a)(2) of Form 1-A.

Exhibits, page 64

7. We note from Exhibit 6.3, incorporated by reference from your Form 1-K filed April 29, 2020, and your crowdfunding site, noted above, that you expect the arrangement with Zollaris to generate vast revenues starting in 2020. We note that you have linked your 2018 offering circular to the crowdfunding site, which does not contain information

regarding this contract. As you appear to have filed this post-qualification amendment to update your financial statements more than twelve months after qualification, and to the extent the joint venture with Zollaris constitutes a fundamental change in your business, which to date, has no revenue, it appears you should not be making any offers to sell your securities until your post-effective amendment is qualified. Please tell us whether you have halted offers and sales of your securities pending qualification of this post-effective amendment. Refer to Rule 252(f)(2)(i) and (ii).

8. Please file the January 7, 2019 consulting agreement discussed in Note 4 of your financial statements, at page F-11, as a material contract per Item 17.6 of Form 1-A, or tell us why it is not required to be filed.

9. Exhibit 12, your legal opinion, states that counsel has assumed "the Corporation has obtained all necessary permits or qualification of the securities being offered to consummate the Sale as described in the Form 1-A, and the Corporation is otherwise in compliance with all federal, state, and local laws applicable to it and its business" and that "[n]o opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the Form A-1 or any portion thereof." Investors are entitled to rely on the opinion of counsel, and counsel cannot assume the substance of the opinion itself. Revise to provide a legal opinion as required by Item 17.12 of Part III of Form 1-A. For guidance, refer to Staff Legal Bulletin No. 19, "Legality and Tax Opinions in Registered Offerings."

10. We note the extensive information on your crowdfunding site that is not included in this offering circular. File all testing the waters materials as exhibits. Refer to Item 17.13 of Part III of Form 1-A.

11. We note the subscription agreement incorporated from Exhibit 4 filed with your 2018 post-effective amendment. Investors are allowed to rely on the disclosure in your filings. Revise the subscription agreement to delete any disclaimers to the contrary, for example, in paragraph 1.e.

General

12. The information in your materials available on www.Crowdfunder.com should be consistent with the information in your Offering Circular. In this regard, we note the Crowdfunder materials contain statements and projections which are not supported by information in your Offering Circular. In particular, we note from the "pitch deck" that you expect your medicinal cannabis, ethanol and biodiesel products to generate $16 million total gross revenues in 2020, and $86.6 million in total gross revenues in 2021. We note from your Zollaris website that you expect 2020 gross revenues across the three lines to total of $68 million, and to reach $138.6 million in 2021. We also note from your crowdfunding site that you have 2 websites: your "main website: www.ab-ot.com;" and "cannabis website www.zollaris.ca." Please revise as appropriate, or advise. Refer to Rule 255(d).

Mireille Samson
Advanced Bio-Oil Technologies Ltd.
July 1, 2020
Page 4

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy at 202-551-3772 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Abby L. Adams at 202-551-6902 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter J. Wilke